UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Drive Shack Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

262077100

(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 262077100

1	NAMES OF REPORTING PERSONS
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,251,748

	8	SHARED VOTING POWER
17,441

	9	SOLE DISPOSITIVE POWER
9,251,748

	10	SHARED DISPOSITIVE POWER
17,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,252,523

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
All percentages of Common Shares (as defined below) outstanding contained herein are based on 91,291,255 Common Shares outstanding as of February 22, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

Explanatory Note:

This filing constitutes Amendment No. 6 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on December 22, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 8, 2017, Amendment No. 2 filed on November 20, 2017, Amendment No. 3 filed on May 17, 2018, Amendment No. 4 filed on March 13, 2020 and Amendment No. 5 filed on February 3, 2021 (“Amendment No. 5”) (as so amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Drive Shack Inc., a Maryland corporation (the “Issuer”). The Reporting Person is filing this Amendment to disclose the contribution of 1,884,986 Common Shares (approximately 2.1% of the outstanding Common Shares) from Mr. Edens to Edens Family Holdings LLC, a Delaware limited liability company (“Family LLC”).

 Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended by the addition of the following text:

On March 12, 2021, Mr. Edens formed Family LLC and, on March 16, 2021, contributed 1,884,986 Common Shares (approximately 2.1% of the outstanding Common Shares) and certain other securities to it in exchange for the entirety of its limited liability company interests. Mr. Edens, as the manager and common interests member of Family LLC, continues to hold voting and investment power in respect of such Common Shares and to remain a beneficial owner thereof.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended by the addition of the following text:

Mr. Edens expects that he will eventually transfer Family LLC common limited liability company interests to one or more family members for no consideration and will cease to be the manager. Family LLC may sell or otherwise monetize its holdings of Common Shares for the benefit of its common interest members.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

All percentages of Common Shares outstanding contained herein are based on 91,291,255 Common Shares outstanding as of February 22, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

Of the Common Shares over which Mr. Edens has sole voting and dispositive power, (i) 3,502,368 Common Shares are held by him directly; (ii) 1,884,986 Common Shares are held by Family LLC, (iii) 3,847,728 Common Shares are held by The Wesley R. Edens 2011 GRAT Family Trust, for which Mr. Edens serves as trustee; and (iv) 16,666 Common Shares are held by Chinook Charitable Trust, for which Mr. Edens serves as trustee. Mr. Edens may be deemed to have shared voting and dispositive power over (i) 775 Common Shares held by his wife, Lynn Edens, and (ii) 16,666 Common Shares held by Hoofbeat Charitable Trust, for which Mrs. Edens serves as trustee, in respect of which Mr. Edens disclaims beneficial ownership.

Except for the transactions described in this Amendment and in Amendment No. 5, there have been no transactions in the Common Shares that were effected during the past 60 days by the Reporting Person.

 Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of the Common Shares, as applicable, held in such trusts for the benefit of such trusts’ beneficiaries. The beneficiaries of the trusts are members of Mr. Edens’ family and charitable foundations.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 18, 2021

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens